Exhibit 99.1

Organigram Announces Executive Change

MONCTON, New Brunswick--(BUSINESS WIRE)--July 20, 2020--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) announces that Ray Gracewood, Senior Vice President of Marketing and Communications has left Organigram to pursue other interests.

Organigram would like to thank Mr. Gracewood for his many foundational contributions to the organization and wish him well in his future endeavors. “Ray is a pioneer in cannabis marketing. He has been instrumental in launching Organigram’s medical business and building out its adult-use recreational brand portfolio” said Greg Engel, Chief Executive Officer. During Mr. Gracewood’s tenure Organigram was the recipient of numerous industry awards including most recently the Lift Canadian Cannabis Awards: “Top High THC Oil” and Leafly’s Readers Choice Awards: “Top THC-Dominant Flower - La Strada”, “Top Pre-Roll - El Dorado”, “Top CBD Oil – Edison CBD”, “Top THC Oil – Edison Sativa”.

Julie Chamberlain has been promoted to Vice President of Marketing. Julie joined the Organigram team in August 2019 as the Senior Director of Brand. Julie is a seasoned manager, marketer and brand leader with over 12 years of international experience at L’Oréal including at its Parisienne head office as well as two years as Senior Brands Strategist at Irving Oil. At L’Oréal Ms. Chamberlain most recently served as General Manager for the NYX Professional Division. Julie has proven experience in building high performing teams in consumer packaged goods (CPG) focused on retail, indirect and e-commerce growth.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company 's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

For more information about Organigram please visit www.Organigram.ca

Contacts

Investor Relations Enquiries:
Amy Schwalm
Vice President, Investor Relations
(416) 704-9057
Amy.Schwalm@organigram.ca

Media Enquiries:
Marlo Taylor
Gage Communications
mtaylor@gagecommunications.ca